SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM U-6B-2

                          Certificate of Notification
                                       of
                          Holyoke Water Power Company
           with respect to Financing of Pollution Control Facilities

Certificate is filed by: Holyoke Water Power Company (the "Company").

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of the security or securities: Pursuant to a Loan and Trust Agreement dated as of December 1, 1992 (the "Loan and Trust Agreement"), among the Company, the Massachusetts Industrial Finance Agency (the "Issuer"), and BayBank, as trustee (the "Trustee"), the Company agreed to repay the loan made to it by the Issuer of the proceeds of the $15,000,000 Pollution Control Refunding Revenue Bonds (Holyoke Water Power Company Project - 1992 Series A) issued by the Issuer on the Company's behalf (the "Bonds"). The Bonds were, upon issue on December 17, 1992, and continue to be, supported by a letter of credit (the "1992 Letter of Credit") issued by Canadian Imperial Bank of Commerce, New York Agency (the "Bank") pursuant to the Letter of Credit and Reimbursement Agreement dated as of December 1, 1992 (the "1992 Reimbursement Agreement"), between the Company and the Bank. The original transaction and certain modifications thereto were the subject of the Company's Application/Declaration on Form U-1, as amended, in File No. 70-8060 and the Commission's Order with respect thereto dated December 3, 1992 (Release No. 35-25692) and the Company's Certificate of Notification on Form U-6B-2 dated December 22, 1995. By amendment to the 1992 Reimbursement Agreement effective as of October 27, 1998, the expiration date of the 1992 Letter of Credit was extended to December 31, 1999.

2.   Issue, renewal, or guaranty:  Renewal

3.   Principal amount of each security:  $15,000,000.

4. Rate of interest per annum of each security: Pursuant to the Loan and Trust Agreement, the Company is obligated to make loan payments equal to the amount payable as principal, premium, if any, or interest due on the Bonds on such date. The Bonds may bear interest at flexible, weekly, multiannual, or fixed rates. The Bonds currently bear interest at weekly rates.

5.   Date of issue, renewal, or guaranty of each security:  1992
Reimbursement Agreement amended as of October 27, 1998.

6. If renewal of security, give date of original issue: Loan and Trust Agreement and Bonds December 17, 1992.

7.   Date of maturity of each security: May 1, 2022.

8. Name of the person to whom each security was issued, renewed or guaranteed: The parties to the Loan and Trust Agreement are the Company, the Issuer, and the Trustee. The Bonds were issued to Goldman, Sachs and Co. as underwriter and then sold by such underwriter to the public.

9.   Collateral given with each security, if any:  N/A

10. Consideration received for each security: The Bonds were sold in 1992 to the underwriters at 99.625% of the principal amount thereof and to the public at 100% of the principal amount thereof. The Issuer loaned to the Company the net proceeds from the sale of the Bonds pursuant to the Loan and Trust Agreement.

11. Application of proceeds of each security: The net proceeds from the sale of the Bonds were used in 1992 to refund a like amount of maturing tax-exempt pollution control bonds issued by the City of Holyoke, Massachusetts (the "City"), the proceeds of which had previously been loaned to the Company under an agreement between the Company and the City in 1983 to finance a portion of the cost of acquiring, constructing, and installing pollution control facilities at the Mt. Tom Station located in Holyoke, Massachusetts.

12. Indicate by a check after the applicable statement below whether the issue, renewal, or guarantee of each security was exempt from the provisions of Section 6(a) because of:

a.   the provisions contained in the first sentence of Section 6(b):

b.   the provisions contained in the fourth sentence of Section 6(b):

c. the provisions contained in any rule of the Commission other than Rule U-48: X

13.  If the security or securities were exempt from the provisions of
Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).): N/A.

14.  If the security or securities are exempt from the provisions of
Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: N/A.

15.  If the security or securities are exempt from the provisions of
Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed: Rule 52.

               HOLYOKE WATER POWER COMPANY


               By______________________________/s/Richard J. Wasserman
               Richard J. Wasserman
               For Day, Berry & Howard LLP
               CityPlace I
               Hartford, CT 06103-3499
               Its Attorneys

Date: December 28, 1998